SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OnKure Therapeutics, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68277Q105

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68277Q105	13D	Page 1 of 15 pages

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 273,045
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 273,045

11	Aggregate Amount Beneficially Owned by Each Reporting Person 273,045
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person CO

CUSIP No. 68277Q105	13D	Page 2 of 15 pages

1	Names of Reporting Persons Carlyle Holdings I GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 273,045
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 273,045

11	Aggregate Amount Beneficially Owned by Each Reporting Person 273,045
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person CO

CUSIP No. 68277Q105	13D	Page 3 of 15 pages

1	Names of Reporting Persons Carlyle Holdings I GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 273,045
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 273,045

11	Aggregate Amount Beneficially Owned by Each Reporting Person 273,045
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68277Q105	13D	Page 4 of 15 pages

1	Names of Reporting Persons Carlyle Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 273,045
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 273,045

11	Aggregate Amount Beneficially Owned by Each Reporting Person 273,045
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person PN

CUSIP No. 68277Q105	13D	Page 5 of 15 pages

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 273,045
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 273,045

11	Aggregate Amount Beneficially Owned by Each Reporting Person 273,045
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68277Q105	13D	Page 6 of 15 pages

1	Names of Reporting Persons TC Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 273,045
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 273,045

11	Aggregate Amount Beneficially Owned by Each Reporting Person 273,045
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68277Q105	13D	Page 7 of 15 pages

1	Names of Reporting Persons Carlyle Investment Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 273,045
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 273,045

11	Aggregate Amount Beneficially Owned by Each Reporting Person 273,045
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68277Q105	13D	Page 8 of 15 pages

1	Names of Reporting Persons Carlyle Genesis UK LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 273,045
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 273,045

11	Aggregate Amount Beneficially Owned by Each Reporting Person 273,045
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68277Q105	13D	Page 9 of 15 pages

1	Names of Reporting Persons Abingworth LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 273,045
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 273,045

11	Aggregate Amount Beneficially Owned by Each Reporting Person 273,045
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person PN

CUSIP No. 68277Q105	13D	Page 10 of 15 pages

1	Names of Reporting Persons Abingworth Bioventures 8 LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 273,045
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 273,045

11	Aggregate Amount Beneficially Owned by Each Reporting Person 273,045
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person PN

CUSIP No. 68277Q105	13D	Page 11 of 15 pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 20, 2021 (as amended to date, the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of OnKure Therapeutics, Inc. (the “Issuer”), formerly known as Reneo Pharmaceuticals, Inc. (“Reneo”), a Delaware corporation, whose principal executive offices are located at 18575 Jamboree Road, Suite 275-S, Irvine, CA 92612.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

OnKure Merger

On October 4, 2024 (the “Closing Date”), Reneo consummated a merger pursuant to the terms of the Agreement and Plan of Merger, dated as of May 10, 2024 (the “Merger Agreement”), by and among Reneo, Radiate Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Reneo, Radiate Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Reneo, and OnKure, Inc., a Delaware corporation (“Legacy OnKure”).

Pursuant to the Merger Agreement, on the Closing Date, (i) Reneo effected a reverse stock split of Reneo’s issued common stock at a ratio of 1:10, (ii) Reneo changed its name to “OnKure Therapeutics, Inc.,” (iii) Reneo reclassified all of its common stock as Class A Common Stock, and (iv) Radiate Merger Sub I, Inc. merged with and into Legacy OnKure (the “Merger”), with Legacy OnKure as the surviving company in the Merger and, after giving effect to such Merger, Legacy OnKure became a wholly owned subsidiary of the Issuer.

In connection with the closing of the Merger, Dr. Muralidhar resigned from the Issuer’s Board of Directors.

CUSIP No. 68277Q105	13D	Page 12 of 15 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 12,652,811 shares of Class A Common Stock outstanding as of the closing of the Merger.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
The Carlyle Group Inc.	273,045	2.2%	0	273,045	0	273,045
Carlyle Holdings I GP Inc.	273,045	2.2%	0	273,045	0	273,045
Carlyle Holdings I GP Sub L.L.C.	273,045	2.2%	0	273,045	0	273,045
Carlyle Holdings I L.P.	273,045	2.2%	0	273,045	0	273,045
CG Subsidiary Holdings L.L.C.	273,045	2.2%	0	273,045	0	273,045
TC Group, L.L.C.	273,045	2.2%	0	273,045	0	273,045
Carlyle Investment Management L.L.C.	273,045	2.2%	0	273,045	0	273,045
Carlyle Genesis UK LLC	273,045	2.2%	0	273,045	0	273,045
Abingworth LLP	273,045	2.2%	0	273,045	0	273,045
Abingworth Bioventures 8 LP	273,045	2.2%	0	273,045	0	273,045

Includes (i) 269,895 shares of Class A Common Stock held of record by Abingworth Bioventures 8 LP and (ii) 3,150 shares of Class A Common Stock underlying stock options exercisable within 60 days of the date hereof.

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management, L.L.C., which is the sole member of Carlyle Genesis UK LLC, which is the principal member of Abingworth LLP. Abingworth Bioventures 8 LP has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by Abingworth Bioventures 8 LP. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Abingworth Bioventures 8 LP, but each disclaims beneficial ownership of such securities.

CUSIP No. 68277Q105	13D	Page 13 of 15 pages

(c)	Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	As of October 4, 2024, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Class A Common Stock.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

6	Power of Attorney.

CUSIP No. 68277Q105	13D	Page 14 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2024

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Carlyle Holdings I GP Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I GP Sub L.L.C.
By: Carlyle Holdings I GP Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC Group, L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

CUSIP No. 68277Q105	13D	Page 15 of 15 pages

Carlyle Investment Management L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Carlyle Genesis UK LLC
By: Carlyle Investment Management L.L.C., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Abingworth LLP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Abingworth Bioventures 8 LP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory